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Exhibit 21.1

The Container Store Group, Inc.

Entity	Jurisdiction of organization
The Container Store, Inc	Texas
TCS Gift Card Services, LLC	Virginia
Elfa International AB	Sweden
Elfa Kirena OY	Finland
Elfa Deutschland GmbH	Germany
Elfa Sweden AB	Sweden
Elfa Doors AB	Sweden
Elfa Lumi AB	Sweden
Elfa Lumi A/S	Denmark
Elfa Norge A/S	Norway
Elfa France SA	France
Elfa Manufacturing Poland Sp. Zo.o	Poland

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  Exhibit 21.1